

SEC Mail Processing Section
MAR 04 2013
Washington, DC 101

SECURITIES AND EXCHANGE COMMISSION

13030713

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON SECURITIES (USA), INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 Adelaide Street West, Suite 1800
(No. and Street)

Toronto (City) — Ontario (Canada) (State) — M5H 3L5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark George — 416-862-8641
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street
Suite 1400 (Address) — Toronto (City) — Ontario (State) — M5J 2V1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/13

HAMPTON SECURITIES (USA), INC.

(SEC I.D. NO. 8-51558)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)

under the Securities Exchange Act of 1934

as a PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, F. Bernard Arokium, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Securities (USA), Inc. as of and for the year ended December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

FINOP

Title



Notary Public

Saman M. Jaffery
Barrister and Solicitor
LSUC # 558530

HAMPTON SECURITIES (USA), INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
Hampton Securities (USA), Inc.

We have audited the accompanying financial statements of Hampton Securities (USA), Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of loss, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hampton Securities (USA), Inc. as of December 31, 2012, and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2(b) to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 27, 2013

HAMPTON SECURITIES (USA), INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012
[Expressed in U.S. dollars]

ASSETS

Cash	$	34,143
Deposit with clearing brokers (Notes 4 and 5)		50,397
Due from clearing broker		558
Prepaid expense		2,273
	$	87,371

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities	$	18,378
Income tax payable		286
Due to affiliates (Note 7)		54,959
		73,623
Contingencies (Note 4)		
STOCKHOLDER'S EQUITY:		
Capital stock		
Authorized		
200 common shares, no par value, one vote per share		
Issued		
150 common shares		375,000
Additional paid-in capital		1,190
Accumulated deficit		(362,442)
		13,748
	$	87,371

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF LOSS

For the year ended December 31, 2012
[Expressed in U.S. dollars]

REVENUES		
Commissions	$	**3,489**
Interest and other		**3,653**
		7,142
EXPENSES		
Clearance fees charged (Note 5)		**43,595**
Less: clearance fees reimbursed by affiliate (net) (Note 7)		**(11,920)**
Less: accrued clearance fees forgiven (Note 5)		**(63,684)**
Net clearance fees		**(32,009)**
General and administrative (Note 7)		**54,708**
		(22,699)
LOSS BEFORE INCOME TAXES		**(15,557)**
INCOME TAX EXPENSE		**1,564**
NET LOSS	$	**(17,121)**

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2012

[Expressed in U.S. dollars]

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	**(17,121)**
Changes in operating assets and liabilities:		
Deposit with clearing brokers		**(25,387)**
Due from clearing broker		**(558)**
Accounts payable and accrued liabilities		**(64,120)**
Due to/from affiliates		**47,264**
Prepaid expense		**(653)**
Income tax receivable or payable		**2,374**
Net cash used in operating activities		**(58,201)**
DECREASE IN CASH		**(58,201)**
CASH, BEGINNING OF YEAR		**92,344**
CASH, END OF YEAR	$	**34,143**
SUPPLEMENTAL CASH FLOW INFORMATION		
Income tax paid	$	-
Interest paid	$	-

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2012

[Expressed in U.S. dollars]

	Capital stock				Additional Paid-in		(Accumulated		Total Shareholder's
	Number		Amount		Capital		Deficit)		Equity
Stockholder's equity, beginning of year	**150**	**$**	**375,000**	**$**	**1,190**	**$**	**(345,321)**	**$**	**30,869**
Net loss	-		-		-		(17,121)		(17,121)
Stockholder's equity, end of year	**150**	**$**	**375,000**	**$**	**1,190**	**$**	**(362,442)**	**$**	**13,748**

See accompanying notes to financial statements

1. ORGANIZATION

Hampton Securities (USA), Inc. (the "Company") was organized on January 12, 1999 as a New York corporation and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company clears all of its transactions through a security clearing broker, RBC Correspondent Services, a division of RBC Capital Markets, LLC, ("RBC") on a fully disclosed basis. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses a carrying broker, RBC, and formerly National Financial Services LLC ("NFS") up until April 2012, for clearing (Note 5).

The Company is a wholly owned subsidiary of Hampton Securities Corporation, a Delaware Corporation ("HSC"), itself a wholly owned subsidiary of Hampton Securities Incorporated ("HSI"), a Canadian incorporated company.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's current operations are unprofitable and the Company is dependent on its ultimate parent company, HSI, for continuing support and financing of its operations.

(b) Going concern

While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, conditions raise substantial doubt about the validity of this assumption. The current business activities of the Company are unprofitable and Management is not projecting a return to profitability in 2013. The Company is dependent on its ultimate parent company, HSI, for ongoing financial support. Management of HSI intends to continue to provide ongoing support and financing of the Company's operations for the next twelve months, which is estimated at approximately $140,000. If the going concern assumption were not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings and the balance sheet classifications used.

(c) Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Income taxes

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

(e) Cash

Cash includes cash on hand and cash in depository accounts with other financial institutions.

(f) Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, deposit with clearing brokers, due from clearing broker, income tax payable, due to affiliates and accounts payable and accrued liabilities are all carried at cost which, approximates fair value due to their short-term nature or imminent maturity.

In May 2011 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S GAAP and IFRS, however some could change how the fair value measurement guidance in ASC 820 is applied. The amendments were effective for annual periods beginning after December 15, 2011 and have been adopted in the current year's financial statements for the Company with no impact on the Company's financial statements.

(g) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of income tax and accrued expenses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Currency

These financial statements are presented in U.S. dollars, being the functional currency of the Company. All transactions by the Company are in U.S. dollars.

3. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Credit risk on financial instruments is the risk of financial loss occurring as a result of default by a counterparty on its obligation to the Company. Credit risk is managed by dealing only with counterparties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral. The Company's most significant concentration of credit risk is with the carrying broker.

4. CONTINGENCIES

Indemnities

The Company has provided an indemnity to its clearing broker, RBC. Under the Fully Disclosed Clearing Agreement with RBC (the "Agreement") dated February 14, 2012, the Company has agreed to indemnify RBC against costs, losses, claims and other expenses in connection with a breach, enforcement or failure under the Agreement by the Company.

The deposit with clearing brokers includes a cash security deposit by the Company with RBC in the amount of $49,990 (the "Security Deposit") and with NFS in the amount of $407, to settle any potential amounts owing by the Company to RBC or NFS, respectively, in connection with the indemnity provided by the Company to each of RBC and NFS. The Security Deposit and other amounts on deposit by the Company with RBC may also be used by RBC to set off any account debits or claims against the Company's customers' accounts held with RBC.

The Company's liability under this Agreement is not quantifiable, however, the potential for the Company to be required to make payments under this Agreement is considered remote. Accordingly, no contingent liability is included in the statement of financial condition for this indemnity.

5. CLEARING AGREEMENT

Pursuant to the Agreement between the Company and RBC, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through RBC. The Company is exempt from provisions of SEC Rule 15c3-3, as discussed in Note 1, and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by RBC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to its customers' accounts.

[Expressed in U.S. dollars]

5. CLEARING AGREEMENT (Continued)

The Agreement with RBC specifically excludes the Security Deposit from the capital of RBC and, as a result, the Security Deposit is treated as an allowable asset for the computation of net capital by the Company. The clearing agreement with RBC includes a monthly rebate to the Company for a portion of the interest charged on clients' margin balances.

RBC has been providing clearing and custodial services to the Company since April 2012. Prior to that time, and during a transition period, NFS was providing these services to the Company. The Company incurred clearance fees of $43,595 with NFS and RBC. RBC was engaged as clearing broker for the Company pursuant to the termination of the NFS clearing agreement. With the termination of the NFS clearing agreement, NFS refunded to the Company almost all of the deposit made by the Company with NFS, thereby waiving the minimum annual clearance fee and forgiving the accrued clearance fees of $63,684.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2012, the Company had net capital of approximately $11,475, which is approximately $6,475 in excess of the required minimum net capital. The Company's net capital ratio was 6.42 to 1 at December 31, 2012.

The Financial Industry Regulatory Authority ("FINRA"), the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

7. RELATED PARTY TRANSACTIONS

Hampton Securities Limited ("HSL") reimbursed the Company, on a net basis and primarily for clearance fees, in the amount of $11,920. When combined with the clearance fees described in Note 5, the net clearance fees expensed (recovered) by the Company during the year of ($32,009) is reported on the Statement of Loss.

Certain general and administrative expenses are paid by HSL on behalf of the Company. To the extent that the Company has not reimbursed HSL for these expenses, in accordance with an Expense Sharing Agreement between the Company and HSL dated March 1, 2012, these are included in the due to affiliates balance, in the amount of $4,959, as at December 31, 2012.

The Company received a loan from HSI in April 2012 in the amount of $50,000 which is included in the due to affiliates balance for this amount as at December 31, 2012. The loan has no repayment terms, is unsecured, and is non-interest bearing.

8. LOSS CARRYFORWARDS

The Company has approximately $374,002 of net operating losses which are available for utilization against operating income in future years. Of these losses, $245,942 expires in 2029, $47,309 expires in 2030 and $80,751 expires in 2032. The related deferred tax asset has been fully offset by a valuation allowance as it is not considered more likely than not that the tax losses will be utilized.

HAMPTON SECURITIES (USA), INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 (Schedule (g))

As at December 31, 2012
[Expressed in U.S. dollars]

Total stockholder's equity	$	13,748
Non-allowable asset - prepaid expense		(2,273)
Net capital		11,475
Computation of minimum net capital requirement: (Greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined)		5,000
Excess net capital	$	6,475
Aggregate indebtedness*	$	73,623
Ratio of aggregate indebtedness to net capital		6.42

* Aggregated indebtedness is calculated as total liabilities as reported on the Statement of Financial Condition.

There are no material differences between the preceding computation and the Company's unaudited FOCUS Report as of December 31, 2012, filed on January 24, 2013.

HAMPTON SECURITIES (USA), INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES (Schedule (h)) EXCHANGE ACT OF 1934
As at December 31, 2012

[Expressed in U.S. dollars]

EXEMPTION UNER SECTION (k)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph ((k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Stockholder of
Hampton Securities (USA), Inc.

In planning and performing our audit of the financial statements of Hampton Securities (USA), Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 27, 2013

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Hampton Securities (USA), Inc.
141 Adelaide Street West, Suite 1800
Toronto, ON M5H 3L5

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hampton Securities (USA), Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Hampton Securities (USA), Inc.'s compliance with the applicable instructions of the Form SIPC-7. Hampton Securities (USA), Inc.'s management is responsible for the Hampton Securities (USA), Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as seen in the general ledger and bank statements noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as corresponding invoices, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Noted no overpayments were applied against the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 27, 2013